August 2, 2024

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, CA 95134

       Re: zSpace, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 22, 2024
           File No. 333-280427
Dear Paul Kellenberger:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 22, 2024 Cover Page

1. Please disclose in the bolded header on the cover page that the selling shareholders are offering 2,219,970 shares of common stock.
Prospectus Summary
Recent Developments and Recent Results, page 6

2. Please revise to include a preliminary net income or loss amount or a range of net income or loss in order to balance the preliminary revenue information presented. Also, revise to explain why the information provided is preliminary.
 August 2, 2024
Page 2
Summary Financial Data
Consolidated Statements of Operations, page 14

3. You disclose in note (1) that unaudited pro forma as adjusted basic and diluted net loss per share were computed to give effect to the issuance of 3,000,000 shares of your common stock in this offering however, you do not appear to have included such shares in the denominator. Please revise as necessary.
4. Please tell us whether the numerator for pro forma as adjusted net loss per share contains an adjustment to eliminate any interest expense associated with the notes that convert into your common stock upon an IPO. If such adjustment is not included please revise to include or explain why it is not necessary.
Use of Proceeds, page 51

5. We note that you intend to use a portion of your net proceeds to expedite unfulfilled orders, software development, and sales and marketing. To the extent known, please revise to disclose the approximate amount of proceeds you intend to allocate toward each of the purposes identified in this section.
Capitalization, page 53

6. Please revise to include total debt liabilities in the calculation of total capitalization.
Dilution, page 54

7. Revise the second line-item in the dilution per share table to remove the words "pro forma" as this line represents historical net tangible book value (deficit) as of March 31,
       2024.
Selling Stockholders
Plan of Distribution for Selling Stockholder Shares, page 115

8. We note your disclosure that the selling securityholders may sell their securities directly or through one or more underwriters or broker-dealers. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K. Condensed Consolidated Financial Statements
Note 7. Stock-based Compensation Expense
Determination of fair value of stock options, page F-20

9. We continue to consider your letter dated July 31, 2024 and may have further comment(s).
 August 2, 2024
Page 3

       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   M. Ali Panjwani